CUSIP No. 449172204	Schedule 13D/A	Page 1 of 16

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449172204	Schedule 13D/A	Page 2 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,716
	8	SHARED VOTING POWER 1,463,693
	9	SOLE DISPOSITIVE POWER 31,716
	10	SHARED DISPOSITIVE POWER 1,702,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.71%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 3 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,712,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.71%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 4 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,670
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 11,670
	10	SHARED DISPOSITIVE POWER 340,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.07%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 5 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 351,173

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.07%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 6 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauran Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 348,322

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 7 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauran Rankin Main Trust Agreement DTD 12/23/15
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 449172204	Schedule 13D/A	Page 8 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Wilson Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Evelyn Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 10 of 16

Part II to Schedule 13D/A

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by certain signatories to the Stockholders’ Agreement, dated as of September 12, 2012, among the stockholders party thereto and the Issuer (as amended on February 6, 2017 and December 2, 2016, the “Stockholders’ Agreement”), that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 14, 2014 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 17, 2015 (“Amendment No. 3”), as further amended by Amendment No. 4. filed on February 16, 2016 (“Amendment No. 4”), as further amended by Amendment No. 5 filed on February 14, 2017 (“Amendment No. 5”) and as further amended by Amendment No. 6 filed on February 14, 2018 (together with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Filings”). This Amendment No. 7 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer, at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124, (b) Non-Executive Chairman of NACCO Industries, Inc., a Delaware corporation, at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation, at 4421 Waterfront Dr., Glen Allen, Virginia 23060.

The statements under the heading Thomas Parker Rankin are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin’s address is 20 Commerce St., Apartment BW, New York, NY 10014. He is an associate at Evercore Partners.

The statements under the heading DiAhn Taplin are hereby deleted and replaced by the following:

DiAhn Taplin, M.D. Dr. Taplin’s address is 4960 S. Lafayette Lane, Englewood, Colorado 80113. She is retired.

The following new Reporting Persons shall be added:

Lauran Rankin. Ms. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. She is not employed.

Lauran Rankin Main Trust Agreement DTD 12/23/15. Ms. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. She is not employed.

Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian). Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

Evelyn Kuipers (by Julia R. Kuipers, as Custodian). Ms. Kuipers’ resident address is 11 Sargent Road Winchester, MA 02138. She is not employed.

CUSIP No. 449172204	Schedule 13D/A	Page 11 of 16

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 31,716 shares of Class B Common, shares the power to vote 1,463,693 Class B Common and shares the power to dispose of 1,702,093 shares of Class B Common. Collectively, the 1,733,809 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 44.71% of the Class B Common outstanding as of December 31, 2018.

The statements under the heading Victoire G. Rankin are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,712,803 shares of Class B Common. Collectively, the 1,733,809 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 44.71% of the Class B Common outstanding as of December 31, 2018.

The statements under the heading Matthew M. Rankin are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin has the sole power to vote and dispose of 11,670 shares of Class B Common, shares the power to vote 1,208 shares of Class B Common and shares the power to dispose of 340,225 shares of Class B Common. Collectively, the 351,895 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 9.07% of the Class B Common outstanding as of December 31, 2018.

The statements under the heading Elizabeth B. Rankin are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Ms. Rankin has the sole power to vote and dispose of 722 shares of Class B Common and shares the power to dispose of 351,173 shares of Class B Common. Collectively, the 351,895 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 9.07% of the Class B Common outstanding as of December 31, 2018.

The following new Reporting Persons shall be added:

Lauran Rankin. Ms. Rankin shares the power to dispose of 348,322 shares of Class B Common. Collectively, the 348,322 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 8.98% of the Class B Common outstanding as of December 31, 2018.

Lauran Rankin Main Trust Agreement DTD 12/23/15. The trust has no power to vote or dispose of any shares of Class B Common.

Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian). Ms. Seelbach has no power to vote or dispose of any shares of Class B Common.

Evelyn Kuipers (by Julia R. Kuipers, as Custodian). Ms. Kuipers has no power to vote or dispose of any shares of Class B Common.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Filings is hereby amended by inserting at the end thereof the following:

Effective October 30, 2018, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 26 and is incorporated herein in its entirety.

CUSIP No. 449172204	Schedule 13D/A	Page 12 of 16

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 26	Eighth Amendment to Stockholders’ Agreement, dated as of October 30, 2018, by and between the Issuer and the Participating Stockholders

Exhibit 27	Joint Filing Agreement.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 449172204	Schedule 13D/A	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Clara L. T. Rankins
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo
A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for for Clara Rankin Butler*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Griffin B. Butler*
Attorney-in-Fact for Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin*

CUSIP No. 449172204	Schedule 13D/A	Page 14 of 16

Attorney-in-Fact for Alison A. Rankin as Trustee under
Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara Rankin Williams, as Custodian for Margo Jamison Victoire Williams*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust*
Attorney-in-Fact for David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust*
Attorney-in-Fact for David B.H. Williams as Custodian for Helen Charles Williams*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Scott Seelbach, as Custodian for Taplin Elizabeth Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin*
Attorney-in-Fact for Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Mary Marshall Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for William Alexander Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Margaret Pollard Rankin*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, as Custodian for Isabelle Seelbach*
Attorney-in-Fact for Alison A. Rankin, as Custodian for Elisabeth M. Rankin*

CUSIP No. 449172204	Schedule 13D/A	Page 15 of 16

Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Cory Freyer*
Attorney-in-Fact for Jennifer Dickerman*
Attorney-in-Fact for Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co- Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966*
Attorney-in-Fact for DiAhn Taplin, M.D.*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*
Attorney-in-Fact for Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin**
Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin**
Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers, dated December 27, 2013 under Custody Agreement dated December 27, 2013, fbo Evelyn R. Kuipers***
Attorney-in-Fact for AMR Associates, LP****
Attorney-in-Fact for Vested Trust for the benefit of Margaret Pollard Rankin U/A/D December 4, 2015*****
Attorney-in-Fact for Vested Trust for the benefit of James T. Rankin, Jr. U/A/D December 4, 2015*****
Attorney-in-Fact for Claiborne R. Rankin Trust for the children of Claiborne R. Rankin, Jr. dated August 26, 2016 for the benefit of Claiborne Read Rankin, III*****

CUSIP No. 449172204	Schedule 13D/A	Page 16 of 16

Attorney-in-Fact for Claiborne R. Rankin Trust for the children of Julia R. Kuipers dated December 27, 2013 fbo Matilda Alan Kuipers******
Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)******
Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)******
Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)******
Attorney-in-Fact for Lauran Rankin*******
Attorney-in-Fact for Lauran Rankin Main Trust Agreement DTD 12/23/15*******
Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*******
Attorney-in-Fact for Evelyn Kuipers (by Julia R. Kuipers, as Custodian)*******

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 7 to the Schedule 13D/A filed on February 14, 2013.
**

The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on April 29, 2015.

***	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10 to the Schedule 13D/A filed on February 16, 2016.
****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 11 to the Schedule 13D/A filed on February 14, 2017.
*****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 12 to the Schedule 13D/A filed on February 14, 2017.
******	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 14 to the Schedule 13D/A filed on February 14, 2018.
*******	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 26 filed hereto.